UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 10, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 9, 2021 announcing a change in the leadership team of STMicroelectronics N.V.

PR N°C3008C

STMicroelectronics Announces Change in Leadership Team

Geneva, June 9, 2021 - STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that Benedetto Vigna, President of the Analog, MEMS and Sensors Group, has informed the company that he will step down from his position on August 31, 2021 to become CEO of another company.

Jean-Marc Chery, ST’s President & CEO, commented: “Benedetto started his career in ST 26 years ago. He established ST’s leadership in MEMS sensors and then in a wider range of sensors and actuators, as well as leading the company’s efforts in Analog and, more recently, Optical Sensing Solutions. On behalf of ST’s Executive Committee, and all of our management and employees, I thank Benedetto for his contribution to the company’s success and wish him all the best for his future endeavors. We will work together during the next weeks to ensure a smooth transition”.

Benedetto Vigna, President, Analog, MEMS and Sensors Group, said: “I spent half of my life working with a formidable multicultural team to whom I am, and I will always be, grateful. Without such a great team, it would have been impossible to grow the AMS business at the levels of today. I want to thank all the ST family for what they taught me, and for the time we devoted together to transform our dreams into real business”.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 10, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services